NASDAQ Symbol: DCBF	P.O. Box 1001 · 110 Riverbend Avenue
Lewis Center, Ohio 43035
(740) 657-7000
December 14, 2007
John P. Nolan
Securities and Exchange Commission
Division of Corporate Finance — Chief Accountants Office
100 F Street NE Mailstop 4561
Washington, D.C. 20549
Dear Mr. Nolan:
     We agree with the comments related to your review of our Form 10-K for DCB Financial Corp (“the Company) for the fiscal year ended December 31, 2006, and as a result have filed an amended 10-K on December 14, 2007. The amendments encompass the Report of Independent Registered Public Accounting Firm, as well as the Certifications — Exhibit 31.1 and 31.2. This filing provides typographical clarity and additional disclosure related to language in paragraph 4 as well as language in paragraph 4(b) referring to the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting.
     The Company has not been requested to, and is not making any changes to its financial statements or supporting financial schedules.
     The Company also acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions please do not hesitate to contact me at 740-657-7510.
Sincerely,
/s/ John A. Ustaszewski
John A. Ustaszewski
Senior Vice-President and Chief Financial Officer